

Filed by AngloGold Ashanti Limited
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Golden Cycle Gold Corporation
Commission File Number: 001-09385

ANGLOGOLD ASHANTI

AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

25 January 2008

AGA 3.08

Electricity Supply Interruptions Stop AngloGold Ashanti's South African Mining Operations

Following notification from Eskom regarding interruptions to power supplies, AngloGold Ashanti has halted mining and gold recovery operations on all of its South African operations. Only underground emergency pumping work is being carried out. According to Eskom, the current situation arises from reduced generating capacity aggravated by problems associated with coal supplies to power stations caused by unusually heavy rainfall. Eskom has not yet indicated how long the present situation will continue but the company is in contact with the electricity supply body.

The company will provide further information as it becomes available.

Queries

South Africa	**Tel:**	**Mobile:**	**E-mail:**
Steven Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Himesh Persotam	+27 (0) 11 637 6647	+27 (0) 82 339 3890	hpersotam@AngloGoldAshanti.com